

Talisman Energy Operational Update

CALGARY, Alberta – October 4, 2011 – Talisman Energy Inc. has announced resumption of production at its Rev facility in Norway. Rev, which is a subsea tieback to the third party operated Armada platform had mechanical issues associated with the maintenance of the gas export line from the host platform.

Talisman's Claymore platform in the UK is in preparation to start production following a planned turnaround which has been extended to complete remediation work resulting from a prohibition notice from the UK Health and Safety Executive (HSE). The platform is anticipated to restart by the end of October. Talisman is also undertaking safety related upgrades at its UK Tartan platform. To accommodate this work, it is expected that Tartan will be shut down over the entire fourth quarter.

None of these repairs reflect substantive issues with respect to the integrity of the platforms, but are important for ongoing safe operations. The cumulative impact of these one-time, unplanned events will be to reduce Talisman's North Sea production by approximately 13,000 boe/d during the third quarter and 7,000 boe/d during the fourth quarter.

In addition, weather related issues during breakup in western Canada, and slower than anticipated progress on shale ramp ups, resulted in the loss of an additional 7,000 boe/d during the third quarter in North America.

The combined volume impact of North America and the North Sea was approximately 20,000 boe/d during the third quarter, 5,000 boe/d annualized. As a result, the company currently expects third quarter production to average approximately 400,000 boe/d. North Sea volumes are expected to average 83,000 boe/d in the third quarter, increasing to approximately 100,000 boe/d in the fourth quarter. Lower volumes in the third quarter also reflect planned maintenance activities during the period.

With strong growth in shale production, the startups at Rev and Claymore, and delivery of the Kitan project in Australia, the company expects production to increase substantially in the fourth quarter. However, these unplanned events are expected to result in 2011 production averaging around 425,000 boe/d. Excluding the acquisition of the Colombia properties, this represents about 6% underlying annual growth over 2010 levels.

"In line with our priority of safe operations, we are conducting extended maintenance work on our Tartan platform in the North Sea." said John A. Manzoni, President & CEO. "While we have seen a number of successes across the portfolio in 2011, for instance the strengthening of our shale portfolio in the Eagle Ford and Duvernay plays, strong growth from the Marcellus, and continuing exploration success in Colombia, the production misses have been disappointing, and reflect poor delivery and execution in a few areas of our portfolio.

"In light of this, as we formulate our plans for 2012, we will reflect increased focus in both our exploration and operating areas, and strong capital discipline, while still delivering underlying production growth. Talisman's portfolio and capital investment plans will be finalized over the last quarter of this year and outlined as usual in early January."

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries: Shareholder and Investor Inquiries:

David Mann, Vice-President   Anil Aggarwala
Corporate & Investor Communications   Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210   Phone: 403-237-1145 Fax: 403-237-1902
E-mail: tlm@talisman-energy.com   Email: tlm@talisman-energy.com

11-11

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: timing for the recommencement of production from the Claymore platform; the shutdown of the Tartan platform and associated timing; the expected impact of various operational events on North Sea production for the third and fourth quarters of 2011; expected third quarter 2011 production for the company; expected third and fourth quarter production for the North Sea; the expected impact of various events on North America and North Sea third quarter and annualized production; expected recovery of production rates in fourth quarter 2011; expected annual average production for 2011 and underlying annual growth; areas of management focus and capital discipline for 2012; and the timing of the announcement of portfolio and capital investment plans in 2012.

The forward-looking information contained herein assumes a 2011 average WTI oil price of approximately US$95/bbl, a 2011 average Brent oil price of US$105, a 2011 NYMEX natural gas price of approximately US$4/mmbtu and 2011 cash exploration and development capital spending of $4.5 billion. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; and the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the company's operations or financial results are included in the company's most recent Annual Information Form. In addition, information is available in the company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the company's management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Oil and Gas Information

Unless otherwise stated, production volumes in this news release are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.